Filed by Enterprise Financial Services Corp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Seacoast Commerce Banc Holdings
SEC Registration Statement No.: 333-

On August 20, 2020, the following communication was sent to clients of Seacoast Commerce Banc Holdings:

August 20, 2020

Valued Seacoast Client:

We are delighted to inform you that today we announced that Seacoast Commerce Banc Holdings (Seacoast Commerce Bank’s holding company) entered into an agreement to become part of Enterprise Financial Services Corp (EFSC), the parent company of Enterprise Bank & Trust (Enterprise).

This merger is a partnership of two banks built on trusted relationships and a shared commitment to exceptional personal attention for our clients. The combined organization will create an attractive blend of specialty banking areas, business lending focus and a strong community bank profile.

You do not need to do anything at this time. Seacoast’s complete suite of products and your own accounts remain the same as before. There are many new services and areas of expertise we will be able to provide you in the future following legal closing. We look forward to discussing those in more depth with you. However, there are several things we want to point out now that will not change:

•You will continue to enjoy the same exceptional service
•You have the same dedicated team you have come to know and trust
•The services provided to you in the past will continue

We are tremendously optimistic about the future combination of our companies and the benefits to you. Like Seacoast, Enterprise prioritizes delivering a positive experience, which consistently earns high marks from its clients. Also like Seacoast, Enterprise has expertise with a wide range of highly specialized lending needs and deposit accounts. The common thread that links Enterprise to Seacoast is at the core — the mission, vision and cultures of both companies are aligned. These commonalities were very important to us when we first entered discussions with Enterprise, and they will remain so as we look toward closing and integration of our organizations.

Rest assured that we are wholly committed to making this transition as seamless as possible — and to keeping you informed of our progress along the way. This combination of our two organizations is subject to customary closing conditions, including requisite regulatory approvals and the approval of Seacoast Commerce Banc Holdings’ shareholders, so this is the first of several communications you will receive in the months ahead. In the meantime, if you have any questions or concerns, please don’t hesitate to contact me or your banker.

On behalf of all the dedicated directors, officers and associates of Seacoast and Enterprise, thank you for your business.

Sincerely,

Rick Sanborn
President and CEO

Forward-Looking Statements

Certain statements contained in this communication may be considered forward-looking statements regarding Enterprise Financial Services Corp ("Enterprise" or "ESFC"), including its wholly-owned subsidiary Enterprise Bank & Trust, Seacoast Commerce Banc Holdings ("SCBH"), including its wholly-owned subsidiary Seacoast Commerce Bank ("Seacoast"), and Enterprise’s proposed acquisition of SCBH and Seacoast. These forward-looking statements may include: statements regarding the acquisition, the consideration payable in connection with the acquisition, and the ability of the parties to consummate the acquisition. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “pro forma” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that EFSC anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, the possibility: that expected benefits of the acquisition may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the acquisition may not be timely completed, if at all; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive transaction agreement; the outcome of any legal proceedings that may be instituted against EFSC or SCBH; that prior to the completion of the acquisition or thereafter, EFSC’s and SCBH’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, SCBH shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; adverse regulatory conditions may be imposed in connection with regulatory approvals of the acquisition; reputational risks and the reaction of the companies’ employees or customers to the transaction; diversion of management time on acquisition-related issues; that the COVID-19 pandemic, including uncertainty and volatility in financial, commodities and other markets, and disruptions to banking and other financial activity, could harm Enterprise and Seacoast's business, financial position and results of operations, and could adversely affect the timing and anticipated benefits of the proposed acquisition; and those factors and risks referenced from time to time in EFSC’s filings with the Securities and Exchange Commission (the “SEC”), including in EFSC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the SEC. For any forward-looking statements made in this press release or in any documents, EFSC claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers in this document are used for illustrative purposes only, are not forecasts and may not reflect actual results.
Except to the extent required by applicable law or regulation, each of EFSC and SCBH disclaims any obligation to revise or publicly release any revision or update to any of the forward-looking statements included herein to reflect events or circumstances that occur after the date on which such statements were made.
Additional Information About the Acquisition and Where to Find It

In connection with the proposed acquisition transaction, EFSC will file with the SEC a registration statement on Form S-4 that will include a proxy statement of SCBH, and a prospectus of EFSC, which are jointly referred to as the proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders of SCBH are urged to read the registration statement and the proxy statement/prospectus regarding the acquisition when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition.

The final proxy statement/prospectus will be mailed to SCBH’s shareholders. Investors and security holders will be able to obtain the documents, and any other documents EFSC has filed with the SEC, free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by EFSC will be available free of charge by (1) accessing EFSC’s website at www.enterprisebank.com under the “Investor Relations” link, (2) writing EFSC at 150 North Meramec, Clayton, Missouri 63105, Attention: Investor Relations, or (3) writing SCBH at 11939 Rancho Bernardo Road, Suite 200, San Diego, CA 92128, Attention: Chief Financial Officer.

EFSC and SCBH and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SCBH in connection with the proposed merger. Information about the directors and executive officers of EFSC is set forth in the proxy statement for EFSC’s 2020 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2020 and as amended by supplements to the proxy statement filed with the SEC on March 25, 2020 and April 15, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed acquisition when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.